UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No.     )*

GeneLink, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

36870F107

 (CUSIP Number)

June 26, 2009

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36870F107
1.	Names of Reporting Persons

Chesed Congregations of America
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Citizenship or Place of Organization

New Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

10,496,180 shares of Common Stock
	6.	Shared Voting Power

0
	7.	Sole Dispositive Power

10,496,180 shares of Common Stock
	8.	Shared Dispositive Power

0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

10,496,180, shares of Common Stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)

9.9%
12.	Type of Reporting Person (See Instructions)

OO

Item 1.

(a)           Name of Issuer: GeneLink, Inc. (the “Issuer”).

(b)           Address of the Issuer’s Principal Executive Offices: 317 Wekiva Springs Road #200 Longwood, FL 32799.

Item 2.

(a)           Name of Person Filing: This statement on Schedule 13G is being filed by Chesed Congregations of America.

(b)           Address of Principal Business Office: One State Street Plaza, 29th Floor New York, NY 10004

(c)           Citizenship:  Chesed is a New Jersey entity.

(d)           Title and Class of Securities: Common stock, $0.01 par value per share (“Common Stock”).

(e)           CUSIP Number:  36870F107

Item 3.          If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A.

Item 4.          Ownership:

As of June 26, 2009, the Reporting Person, in the aggregate, beneficially owns 846,500 shares of Common Stock of the Issuer plus a convertible note in the amount of one million dollars ($1,000,000.00) convertible into shares of Common Stock at a conversion price of $0.10 per share at the Reporting Person’s option, representing up to 9.9% of such class of securities due to a contractual restriction which limits the Reporting Person’s ability to convert the note into a number of shares of Common Stock which would result in the Reporting Person and its affiliates owning more than 9.9% of the Company’s outstanding Common Stock.  The percentage of Common Stock beneficially owned by the Reporting Person is based on a total of 106,022,025 shares of Common Stock of the Issuer outstanding as of May 1, 2009 as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarterly period ended March 31, 2009.

Chesed Congregations of America has the power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above).

Item 5.          Ownership of Five Percent or Less of a Class:

N/A.

Item 6.          Ownership of More than Five Percent on Behalf of Another Person:

N/A.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A.

Item 8.          Identification and Classification of Members of the Group:

N/A.

Item 9.          Notice of Dissolution of Group:

N/A.

Item 10.          Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHESED CONGREGATIONS OF AMERICA

/s/ Abraham Wolfson
By: Abraham Wolfson, President